Exhibit 99.1

ROYAL STANDARD MINERALS INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

REPORT OF VOTING RESULTS

The following summarizes the matters voted upon and the outcome of the votes at the annual and special meeting of shareholders of Royal Standard Minerals Inc. (the “Corporation”) held on January 11, 2012 in Toronto, Ontario.

1.           Election of Directors

By a vote by way of a show of hands, the individuals set forth below, were elected as directors of the Corporation:

James B. Clancy
John Fitzgerald
Riyaz Lalani
Ken M. Strobbe
Paul G. Smith

2.           Appointment of Auditors

By a vote by way of a show of hands, the resolution appointing MSCM LLP as auditors of the Corporation and the authorization of the directors to fix the remuneration of the auditors was passed.

3.           Approval of the Amended and Restated Stock Option Plan

The resolution approving the amended and restated stock option plan of the Corporation, as set out in the management information circular of the Corporation dated December 13, 2011 (the “Circular”), was passed pursuant to a vote conducted by ballot.

4.           Adoption of Shareholder Rights Plan

The resolution adopting the shareholder rights plan of the Corporation, as set out in the Circular, was passed pursuant to a vote conducted by ballot.

5.	Confirmation of By-Law No. 2

The resolution confirming By-Law No. 2 of the Corporation, as set out in the Circular, was passed pursuant to a vote conducted by ballot.